UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSRS

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.   Copies to:
Goldman, Sachs & Co.   Jeffrey A. Dalke, Esq.
One New York Plaza   Drinker Biddle & Reath LLP
New York, New York 10004   One Logan Square
                                                          18th and Cherry Streets
                                                          Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: DECEMBER 31

Date of reporting period: JUNE 30, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Semi-Annual Report to Stockholders is filed herewith.

Goldman Sachs Funds

CORE[SM] TAX-MANAGED EQUITY FUND

Semiannual Report June 30, 2003


Form 1040
Label
(See instructions on page 18.)

Long-term

after-tax

growth of capital

Goldman Sachs

Goldman Sachs
CORE℠ Tax-Managed Equity Fund

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

What Differentiates the Goldman Sachs CORE Tax-Management Process?

In managing money for many of the world's wealthiest taxable investors, Goldman Sachs often constructs a diversified investment portfolio around a tax-managed core. With the Goldman Sachs CORE Tax-Managed Equity Fund, investors can access Goldman Sachs' tax-smart investment expertise while capitalizing on this same strategic approach to portfolio construction.

Goldman Sachs' CORE investment process is a disciplined quantitative approach that has been consistently applied since 1989. With this Fund, CORE is enhanced with an additional layer that seeks to maximize after-tax returns.

1 CORE STOCK SELECTION

Step 1: Quantitative Analysis

- Comprehensive
- Rigorous
- Objective

Step 2: Qualitative Analysis

- Extensive
- Fundamental
- Insightful

Advantage: Daily analysis of more than 3,000 U.S. equity securities using a proprietary model

2 CORE PORTFOLIO CONSTRUCTION

- Benchmark driven
- Sector and size neutral
- Tax optimized

Tax optimization is an additional layer that is built into the existing CORE investment process — **a distinct advantage.** While other managers may simply seek to minimize taxable distributions through a low turnover strategy, this extension of CORE seeks to maximize after-tax returns — **the true objective of every taxable investor.**

Advantage: Value added through stock selection -- not market timing, industry rotation or style bias

RESULT

- A fully invested, style–consistent portfolio
- Broad access to the total U.S. equity market
- A consistent goal of maximizing after-tax risk-adjusted returns

Performance Overview

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs CORE Tax-Managed Equity Fund during the six-month reporting period that ended June 30, 2003.

Performance Review

For the six-month period that ended June 30, 2003, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of 10.69%, 10.39%, 10.24%, 10.90%, and 10.74%, respectively. These returns compare to the 12.71% cumulative total return of the Fund's benchmark, the Russell 3000 Index (with dividends reinvested). The Fund's underperformance was largely due to a dramatic shift in the stocks favored by investors during the second quarter versus the first quarter 2003, and investors' favoring low quality stocks over their fundamentally stronger counterparts.

Returns to the CORE themes were mixed for the six-month period. On the downside, after a strong 2002, Momentum struggled in the first half of 2003 as owning companies with strong momentum characteristics weakened relative returns. Valuation and Management Impact detracted slightly from excess returns for the period. In keeping with 2002, Profitability led the pack as exposure to companies with strong profit margins and good operating efficiency boosted relative returns. Fundamental Research and Earnings Quality also added value, albeit less significantly.

Stock selection was negative in 8 of the 13 sectors versus the benchmark, most notably in the heavily weighted Technology and Consumer Cyclicals sectors. Conversely, the Fund's holdings in the Health Care sector added value, but did little to offset losses felt elsewhere.

Portfolio Positioning

The CORE Tax-Managed Equity Fund seeks to provide investors with a tax-efficient means for maintaining broadly diversified exposure to the entire U.S. equity market. The benchmark is the Russell 3000, which covers a range of issuers from large cap to small cap. In managing the CORE products, we do not take size or sector bets. Rather, we seek to add value versus the Fund's benchmark by individual stock selection. Our quantitative process seeks out stocks with good momentum and high expected growth that also appear to be good values (relative to other stocks in the same industry). We prefer stocks favored by fundamental research analysts and less volatile stocks with lower-than-average probability of reporting disappointing earnings. Our portfolio construction process integrates tax considerations into investment decisions with the goal of maximizing after-tax return.

In terms of individual stocks, Kraft Foods Inc. and TransOcean Inc. were the largest detractors to relative results during the reporting period. In the Technology sector, underweight positions in Intel Corp. and Cisco Systems Inc. and an overweight position in Ingram Micro Inc. detracted from results.

Meanwhile, although the Fund underperformed its benchmark during the reporting period, there were some stocks that contributed positively to relative results. In the Health Care sector, overweight positions in Pacificare Health Systems Inc., Genentech Inc., and Gilead Sciences Inc. enhanced results.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Quantitative Equity Investment Team

New York, July 14, 2003

Fund Basics

as of June 30, 2003

Assets Under Management

$85.3 Million

Number of Holdings

196

NASDAQ SYMBOLS

Class A Shares

GCTAX

Class B Shares

GCTBX

Class C Shares

GCTCX

Institutional Shares

GCTIX

Service Shares

GCTSX

PERFORMANCE REVIEW

January 1, 2003– June 30, 2003	Fund Total Return (based on NAV)[1]	Russell 3000 Index[2]
Class A	10.69%	12.71%
Class B	10.39	12.71
Class C	10.24	12.71
Institutional	10.90	12.71
Service	10.74	12.71

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The Russell 3000 Index is an unmanaged index that measures the performance of the 3,000 largest U.S. companies based on total market capitalization which represents approximately 98% of the investable U.S. equity market. Index figures do not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[3]

For the period ended 6/30/03	Class A	Class B	Class C	Institutional	Service
One Year	-6.34%	-6.51%	-2.58%	-0.43%	-1.00%
Since Inception (4/3/00)	-12.10	-12.03	-11.26	-10.21	-10.65

[3] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 5.5% for Class A Shares, the assumed deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 6/30/03[4]

Holding	% of Total Net Assets	Line of Business
Merck & Co., Inc.	2.4%	Drugs
Bank of America Corp.	2.2	Banks
The Procter & Gamble Co.	2.1	Home Products
General Electric Co.	1.9	Industrial Parts
Wal-Mart Stores, Inc.	1.8	Retail Apparel
Dell Computer Corp.	1.7	Computer Hardware
Pfizer, Inc.	1.7	Drugs
Microsoft Corp.	1.6	Computer Software
Exxon Mobil Corp.	1.5	Energy Resources
QUALCOMM, Inc.	1.3	Telecommunications Equipment

[4] The top 10 holdings may not be representative of the Fund's future investments.

STANDARDIZED AFTER-TAX PERFORMANCE AS OF 6/30/03

Class A Shares	One Year	Since Inception (4/3/00)
Returns before taxes*	-6.34%	-12.10%
Returns after taxes on distributions**	-6.34	-12.14
Returns after taxes on distributions*** and sale of Fund shares	-5.39	-9.40

As of December 1, 2001, the mutual fund industry is required to provide standardized after-tax performance in sales literature for funds that either include other forms of after-tax performance in their sales literature or portray themselves as being managed to limit the effect of taxes on performance. Above are standardized after-tax returns for Class A Shares of the Goldman Sachs CORE Tax-Managed Equity Fund to which the new requirement applies. The after-tax returns for Class B and Class C Shares will vary.

Standardized after-tax returns assume reinvestment of all distributions at net asset value and reflect a maximum initial sales charge of 5.5% for Class A Shares. The returns are calculated using the applicable historical highest individual federal marginal income tax rates (currently 15% for qualifying ordinary income dividends and long-term capital gain distributions and 35% for non-qualifying ordinary income dividends) and do not reflect state or local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

* **Returns before taxes** do not reflect taxes on distributions on the Fund's Class A Shares, nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

** **Returns after taxes on distributions** assume that taxes are paid on distributions on the Fund's Class A Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Class A Shares at the end of the performance period.

*** **Returns after taxes on distributions and sale of Fund shares** reflect taxes paid on the Fund's Class A Shares and taxes applicable when the investment is redeemed (sold) by you.

Statement of Investments

June 30, 2003 (Unaudited)

Shares	Description	Value
Common Stocks – 100.2%		
Banks – 9.2%		
24,000	Bank of America Corp.	$ 1,896,720
2,400	Bank of Hawaii Corp.	79,560
5,670	Charter One Financial, Inc.	176,791
24,500	Citigroup, Inc.	1,048,600
1,900	Corus Bankshares, Inc.	92,017
17,800	FleetBoston Financial Corp.	528,838
26,200	J.P. Morgan Chase & Co.	895,516
17,200	KeyCorp.	434,644
10,200	Marshall & Ilsley Corp.	311,916
3,900	U.S. Bancorp.	95,550
2,850	Union Planters Corp.	88,435
27,400	Wachovia Corp.	1,094,904
21,700	Wells Fargo & Co.	1,093,680
		7,837,171
Biotechnology – 3.3%		
13,440	Amgen, Inc.*	892,954
5,900	Applera Corp. — Applied Biosystems Group	112,277
8,800	Celgene Corp.*	267,520
6,100	Chiron Corp.*	266,692
8,900	Genentech, Inc.*	641,868
11,500	Gilead Sciences, Inc.*	639,170
		2,820,481
Brokers – 2.2%		
11,800	Lehman Brothers Holdings, Inc.	784,464
5,000	Merrill Lynch & Co., Inc.	233,400
11,600	The Bear Stearns Companies, Inc.	840,072
		1,857,936
Chemicals – 1.7%		
1,300	3M Co.	167,674
2,400	Brady Corp.	80,040
5,900	Carlisle Cos., Inc.	248,744
43,875	Monsanto Co.	949,455
		1,445,913
Computer Hardware – 4.5%		
8,300	Advanced Fibre Communications, Inc.*	135,041
12,600	Cisco Systems, Inc.*	210,294
46,000	Dell Computer Corp.*	1,470,160
44,558	Hewlett-Packard Co.	949,085
8,100	Ingram Micro, Inc.*	89,100
4,800	Jabil Circuit, Inc.*	106,080
2,300	Lexmark International, Inc.*	162,771
40,800	Maxtor Corp.*	306,408
20,300	Western Digital Corp.*	209,090
14,900	Xerox Corp.*	157,791
		3,795,820
Computer Software – 6.4%		
5,700	Acxiom Corp.*	86,013
8,900	Avid Technology, Inc.*	312,123
50,400	BMC Software, Inc.*	823,032

Shares	Description	Value
Common Stocks – (continued)		
Computer Software – (continued)		
29,900	Citrix Systems, Inc.*	$ 608,764
20,100	Computer Associates International, Inc.	447,828
4,400	Intergraph Corp.*	94,600
9,100	International Business Machines Corp.	750,750
12,100	J.D. Edwards & Co.*	173,393
51,600	Microsoft Corp.	1,321,476
57,300	Oracle Corp.*	688,746
2,300	Synopsys, Inc.*	142,255
		5,448,980
Defense/Aerospace – 0.3%		
3,300	ITT Industries, Inc.	216,018
Drugs – 7.2%		
9,100	Alpharma, Inc.	196,560
10,500	Eli Lilly & Co.	724,185
6,700	Forest Laboratories, Inc.*	366,825
3,100	IDEXX Laboratories, Inc.*	103,974
15,300	Johnson & Johnson	791,010
9,383	McKesson Corp.	335,348
33,200	Merck & Co., Inc.	2,010,260
42,540	Pfizer, Inc.	1,452,741
3,500	Wyeth	159,425
		6,140,328
Electrical Equipment – 0.3%		
7,700	UTStarcom, Inc.*	273,889
Electrical Utilities – 2.8%		
23,300	Allegheny Energy, Inc.*	196,885
4,300	Constellation Energy Group, Inc.	147,490
24,900	Edison International*	409,107
18,100	Entergy Corp.	955,318
3,112	Exelon Corp.	186,129
23,200	PG&E Corp.*	490,680
		2,385,609
Energy Resources – 3.6%		
20,186	ConocoPhillips	1,106,193
34,700	Exxon Mobil Corp.	1,246,077
17,600	Occidental Petroleum Corp.	590,480
3,800	Westport Resources Corp.*	86,450
		3,029,200
Environmental Services – 0.4%		
4,800	Republic Services, Inc.*	108,816
9,600	Waste Management, Inc.	231,264
		340,080
Financial Services – 2.1%		
15,600	American Express Co.	652,236
1,700	Fannie Mae	114,648
5,000	New Century Financial Corp.	218,250
20,400	SLM Corp.	799,068
		1,784,202

The accompanying notes are an integral part of these financial statements.

Shares	Description	Value
Common Stocks – (continued)		
Food & Beverage – 3.6%		
6,900	Archer-Daniels-Midland Co.	$ 88,803
28,000	Kraft Foods, Inc.	911,400
9,400	PepsiAmericas, Inc.	118,064
33,000	SYSCO Corp.	991,320
212	The J.M. Smucker Co.	8,457
17,500	The Pepsi Bottling Group, Inc.	350,350
57,100	Tyson Foods, Inc.	606,402
		3,074,796
Forest – 0.5%		
4,500	Chesapeake Corp.	98,325
4,700	MeadWestvaco Corp.	116,090
4,100	United Stationers, Inc.*	148,297
1,700	Weyerhaeuser Co.	91,800
		454,512
Gas Utilities – 0.1%		
5,300	ONEOK, Inc.	104,039
Gold – 0.1%		
4,600	Freeport-McMoRan Copper & Gold, Inc. Class B	112,700
Health Insurance – 2.0%		
5,600	Aetna, Inc.	337,120
3,400	Health Net, Inc.*	112,030
26,700	Humana, Inc.*	403,170
18,100	PacifiCare Health Systems, Inc.*	892,873
		1,745,193
Heavy Electrical – 0.4%		
5,100	EMCOR Group, Inc.*	251,736
2,100	Woodward Governor Co.	90,300
		342,036
Home Products – 3.3%		
14,200	Avon Products, Inc.	883,240
10,300	Perrigo Co.	161,092
20,100	The Procter & Gamble Co.	1,792,518
		2,836,850
Industrial Parts – 2.6%		
4,600	A.O. Smith Corp.	129,490
2,500	Engineered Support Systems, Inc.	104,625
55,900	General Electric Co.	1,603,212
5,850	Graco, Inc.	187,200
5,600	Hughes Supply, Inc.	194,320
		2,218,847
Information Services – 2.7%		
25,700	Convergys Corp.*	411,200
23,800	First Data Corp.	986,272
17,100	Moody's Corp.	901,341
		2,298,813

Shares	Description	Value
Common Stocks – (continued)		
Internet – 1.1%		
18,800	Amazon.com, Inc.*	$ 686,012
6,200	InterActiveCorp*	245,334
		931,346
Leisure – 0.1%		
5,100	Regal Entertainment Group	120,258
Life Insurance – 3.1%		
12,300	MetLife, Inc.	348,336
6,100	Nationwide Financial Services, Inc.	198,250
27,700	Principal Financial Group, Inc.	893,325
29,900	Prudential Financial, Inc.	1,006,135
2,400	StanCorp Financial Group, Inc.	125,328
3,300	The MONY Group, Inc.	88,935
		2,660,309
Media – 5.5%		
19,500	AOL Time Warner, Inc.*	313,755
18,152	Comcast Corp.*	547,827
10,300	Cox Radio, Inc.*	238,033
32,200	Fox Entertainment Group, Inc.*	926,716
58,900	General Motors Corp. Class H*	754,509
14,800	Hearst-Argyle Television, Inc.*	383,320
29,700	Liberty Media Corp.*	343,332
5,700	PanAmSat Corp.*	105,051
25,400	Viacom, Inc. Class B*	1,108,964
		4,721,507
Medical Products – 3.1%		
8,400	Boston Scientific Corp.*	513,240
5,200	Cyberonics, Inc.*	111,852
10,751	Henry Schein, Inc.*	562,707
3,100	Patterson Dental Co.*	140,678
2,500	Stryker Corp.	173,425
4,900	Varian, Inc.*	169,883
20,800	Zimmer Holdings, Inc.*	937,040
		2,608,825
Medical Providers – 1.3%		
21,600	UnitedHealth Group, Inc.	1,085,400
Mining – 0.4%		
7,700	Cleveland-Cliffs, Inc.*	137,445
32,400	USEC, Inc.	227,448
		364,893
Motor Vehicle – 2.6%		
39,200	AutoNation, Inc.*	616,224
49,000	Delphi Corp.	422,870
9,600	General Motors Corp.	345,600
9,726	Johnson Controls, Inc.	832,546
		2,217,240

Statement of Investments (continued)

June 30, 2003 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)		
Oil Refining – 1.1%		
23,600	Sunoco, Inc.	$ 890,664
2,300	Valero Energy Corp.	83,559
		974,223
Oil Services – 1.3%		
39,500	Halliburton Co.	908,500
9,600	Universal Compression Holdings, Inc.*	200,256
		1,108,756
Other REITs – 1.4%		
33,300	Equity Office Properties Trust	899,433
10,800	ProLogis Trust	294,840
		1,194,273
Packaging – 0.2%		
9,800	Pactiv Corp.*	193,158
Processors – 0.1%		
2,500	Global Payments, Inc.	88,750
Property Insurance – 2.5%		
4,700	American International Group, Inc.	259,346
2,000	American National Insurance Co.	172,786
3,400	Cincinnati Financial Corp.	126,106
5,700	CNA Financial Corp.*	140,220
1,966	Fidelity National Financial, Inc.	60,474
16,500	First American Corp.	434,775
1,900	LandAmerica Financial Group, Inc.	90,250
12,100	Loews Corp.	572,209
2,300	Marsh & McLennan Cos., Inc.	117,461
8,500	Travelers Property Casualty Corp. Class B	134,045
		2,107,672
Publishing – 0.7%		
8,900	Deluxe Corp.	398,720
3,700	Pulitzer, Inc.	182,854
		581,574
Railroads – 0.3%		
9,700	CSX Corp.	291,873
Real Estate Services – 0.1%		
2,400	LNR Property Corp.	89,760
Restaurants – 0.4%		
2,400	Brinker International, Inc.*	86,448
11,900	Starbucks Corp.*	291,788
		378,236

Shares	Description	Value
Common Stocks – (continued)		
Retail Apparel – 2.8%		
24,600	J. C. Penney Co., Inc.	$ 414,510
2,900	K-Swiss, Inc.	100,108
22,400	Saks, Inc.*	217,280
10,800	Skechers U.S.A., Inc.*	79,920
29,000	Wal-Mart Stores, Inc.	1,556,430
		2,368,248
Securities/Asset Management – 0.3%		
5,200	BlackRock, Inc.*	234,208
Semiconductors – 2.7%		
23,500	Advanced Micro Devices, Inc.*	150,635
15,100	Arrow Electronics, Inc.*	230,124
8,200	Entegris, Inc.*	110,208
45,700	Intel Corp.	949,829
30,900	Rambus, Inc.*	512,013
26,500	Vishay Intertechnology, Inc.*	349,800
		2,302,609
Specialty Retail – 2.5%		
20,700	Costco Wholesale Corp.*	757,620
7,200	Family Dollar Stores, Inc.	274,680
5,300	Longs Drug Stores Corp.	87,980
14,000	OfficeMax, Inc.*	91,700
6,500	ShopKo Stores, Inc.*	84,500
44,000	Staples, Inc.*	807,400
		2,103,880
Telecommunications Equipment – 2.0%		
19,300	Anixter International, Inc.*	452,199
11,000	Motorola, Inc.	103,730
31,600	QUALCOMM, Inc.	1,129,700
		1,685,629
Telephone – 3.1%		
15,800	BellSouth Corp.	420,754
12,000	IDT Corp.*	214,800
38,000	SBC Communications, Inc.	970,900
28,400	Sprint Corp.	408,960
16,000	Verizon Communications, Inc.	631,200
		2,646,614
Thrifts – 0.2%		
5,300	IndyMac Bancorp, Inc.	134,726
Tobacco – 0.2%		
2,400	R.J. Reynolds Tobacco Holdings, Inc.	89,304
2,100	Universal Corp.	88,830
		178,134
Truck Freight – 0.8%		
13,600	Airborne, Inc.	284,240
1,600	FedEx Corp.	99,248
5,100	United Parcel Service, Inc. Class B	324,870
		708,358

The accompanying notes are an integral part of these financial statements.

Shares	Description		Value
Common Stocks – (continued)			
Wireless – 1.0%			
2,800	ALLTEL Corp.	$	135,016
44,900	AT&T Wireless Services, Inc.*		368,629
6,800	Nextel Communications, Inc.*		122,944
7,200	United States Cellular Corp.*		183,240
			809,829
TOTAL COMMON STOCKS			
(Cost $70,897,469)		$	85,453,701
TOTAL INVESTMENTS BEFORE SECURITIES			
LENDING COLLATERAL			
(Cost $70,897,469)		$	85,453,701

Shares	Description		Value
Securities Lending Collateral – 0.3%			
278,000	Boston Global Investment Trust – Enhanced Portfolio	$	278,000
TOTAL SECURITIES LENDING COLLATERAL			
(Cost $278,000)		$	278,000
TOTAL INVESTMENTS			
(Cost $71,175,469)		$	85,731,701

* Non-income producing security

The percentage shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviation:
REIT—Real Estate Investment Trust

Statement of Assets and Liabilities

June 30, 2003 (Unaudited)

Assets:	
Investment in securities, at value (identified cost $70,897,469)	$ 85,453,701
Securities lending collateral, at value	278,000
Cash[(a)]	116,295
Receivables:	
Fund shares sold	19,336
Dividends	86,305
Reimbursement from investment adviser	24,182
Securities lending income	34
Other assets	13,333
Total assets	85,991,186
Liabilities:	
Payables:	
Fund shares repurchased	194,884
Payable upon return of securities loaned	278,000
Amounts owed to affiliates	113,083
Accrued expenses and other liabilities	85,138
Total liabilities	671,105
Net Assets:	
Paid-in capital	133,568,500
Accumulated net investment loss	(21,747)
Accumulated net realized loss on investment and futures transactions	(62,782,904)
Net unrealized gain on investments and futures	14,556,232
NET ASSETS	$ 85,320,081
Net asset value, offering and redemption price per share:[(b)]	
Class A	$6.94
Class B	$6.80
Class C	$6.78
Institutional	$7.02
Service	$6.91
Shares outstanding:	
Class A	4,990,121
Class B	3,593,996
Class C	3,333,251
Institutional	409,105
Service	112,386
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	12,438,859

(a) Includes restricted cash of $102,000 relating to initial margin requirements on futures transactions.
(b) Maximum public offering price per share (NAV per share multiplied by 1.0582) for Class A Shares is $7.34. At redemption, Class B and Class C Shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

 The accompanying notes are an integral part of these financial statements.

Statement of Operations

For the Six Months Ended June 30, 2003 (Unaudited)

Investment income:	
Dividends	$ 649,939
Interest (Including securities lending income of $1,336)	1,899
Total income	651,838

Expenses:	
Management fees	308,993
Distribution and Service fees[a]	263,436
Transfer Agent fees[b]	74,940
Custody and accounting fees	61,184
Printing fees	38,936
Registration fees	36,314
Professional fees	18,863
Trustee fees	5,347
Service Share fees	1,837
Other	11,421
Total expenses	821,271
Less — expense reductions	(147,686)
Net expenses	673,585
NET INVESTMENT LOSS	(21,747)

Realized and unrealized gain (loss) on investment and futures transactions:	
Net realized gain (loss) from:	
Investment transactions	(2,659,793)
Futures transactions	74,257
Net change in unrealized gain (loss) on:	
Investments	10,845,387
Futures	12,510
Net realized and unrealized gain on investment and futures transactions	8,272,361
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 8,250,614

(a) Class A, Class B and Class C had Distribution and Service fees of $42,100, $115,095, and $106,241, respectively.

(b) Class A, Class B, Class C, Institutional Class and Service Class had Transfer Agent fees of $31,996, $21,868, $20,186, $743 and $147, respectively.

Statements of Changes in Net Assets

	For the Six Months Ended June 30, 2003 (Unaudited)	For the Year Ended December 31, 2002
From operations:		
Net investment loss	$ (21,747)	$ (278,027)
Net realized loss on investment and futures transactions	(2,585,536)	(23,682,818)
Net change in unrealized gain (loss) on investments and futures	10,857,897	(5,503,356)
Net increase (decrease) in net assets resulting from operations	8,250,614	(29,464,201)
From share transactions:		
Proceeds from sales of shares	2,961,513	17,145,617
Cost of shares repurchased	(16,273,868)	(41,651,406)
Net decrease in net assets resulting from share transactions	(13,312,355)	(24,505,789)
TOTAL DECREASE	(5,061,741)	(53,969,990)
Net assets:		
Beginning of period	90,381,822	144,351,812
End of period	$ 85,320,081	$ 90,381,822
Accumulated net investment loss	$ (21,747)	$ —

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

June 30, 2003 (Unaudited)

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs CORE^{SM} Tax-Managed Equity Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities traded on a U.S. or foreign securities exchange or the NASDAQ system are valued daily at their last sale price or official closing price on the principal exchange or system on which they are traded. If no sale occurs, securities are valued at the closing bid price. Unlisted equity and debt securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Short-term debt obligations maturing in sixty days or less, including securities lending collateral, are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available are valued at fair value using methods approved by the Trust's Board of Trustees.

B. Securities Transactions and Investment Income — Securities transactions are recorded as of the trade date. Realized gains and losses on sales of investments are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes and reclaims where applicable. Interest income is determined on the basis of interest accrued, premium amortized and discount accreted.

Net investment income (other than class specific expenses) and unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income and capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in-capital, depending on the type of book/tax differences that may exist.

D. Expenses — Expenses incurred by the Trust which do not specifically relate to an individual fund of the Trust are allocated to the funds on a straight-line or pro-rata basis depending upon the nature of the expense.

Class A, Class B and Class C shareholders of the Fund bear all expenses and fees relating to their respective Distribution and Service Plans. Each class of shares separately bears its respective class-specific Transfer Agency fees. Service Shares bear all expenses and fees relating to its Service and Shareholder Administration Plans.

E. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Fund, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians under triparty repurchase agreements.

Notes to Financial Statements (continued)

June 30, 2003 (Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

F. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Fund is required to segregate liquid assets equal to or greater than the market value of the corresponding transactions.

3. AGREEMENTS

Goldman Sachs Funds Management, L.P. (''GSFM''), a subsidiary of The Goldman Sachs Group, Inc., was renamed at the end of April 2003, Goldman Sachs Asset Management, L.P. (''GSAM''), and assumed Goldman, Sachs & Co.'s (''Goldman Sachs'') investment advisory responsibilities under its Investment Management Agreement (the ''Agreement'') with the Trust on behalf of the Fund. The fees payable under the Agreement, and the personnel who manage the Fund, did not change as a result of GSAM's assumption of responsibilities. Under the Agreement GSAM manages the fund's portfolio, subject to the general supervision of the Trust's Board of Trustees. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.75% of the average daily net assets of the Fund.

   GSAM has voluntarily agreed to limit ''Other Expenses'' for the Fund (excluding Management fees, Service Share fees, Distribution and Service fees, Transfer Agent fees and expenses, litigation and indemnification costs, taxes, interest, brokerage commissions, shareholder meeting and other extraordinary expenses) to the extent such expenses exceed 0.05% (rounded) of the average daily net assets of the Fund. For the six months ended June 30, 2003, the advisor reimbursed approximately $147,600. In addition, the Fund has entered into certain expense offset arrangements with the custodian resulting in a reduction in the Fund's expenses. For the six months ended June 30, 2003, the Custody fees were reduced by approximately $100 under such arrangements.

   Goldman Sachs serves as the Distributor of shares of the Fund pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the six months ended June 30, 2003, Goldman Sachs has advised the Fund that it retained approximately $4,000 for Class A Shares.

   The Trust, on behalf of the Funds' Class A, Class B and Class C Shares, has adopted Distribution and Service Plans. Under the Plans, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75% of the average daily net assets attributable to Class A, Class B and Class C Shares, respectively. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive, under the plans, a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the Fund's average daily net assets attributable to Class B or Class C Shares.

   The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of personal and account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provide for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, (on an annualized basis), of the average daily net asset value of the Service Shares.

   Goldman Sachs also serves as the Transfer Agent of the Fund for a fee. Fees charged for such Transfer Agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B and Class C Shares and 0.04% of the average daily net assets for Institutional and Service Shares.

   At June 30, 2003, the amounts the Fund owed to affiliates were approximately $54,000, $46,000 and $13,000 for Management, Distribution and Service and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the six months ended June 30, 2003 were $25,056,690 and $37,586,008, respectively.

For the six months ended June 30, 2003, Goldman Sachs earned approximately $1,200 of brokerage commissions from portfolio transactions including futures transactions executed on behalf of the Fund.

Futures Contracts — The Fund may enter into futures transactions to hedge against changes in interest rates, securities prices, or seek to increase total return. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they were traded. Upon entering into a futures contract, the Fund is required to deposit with a broker an amount of cash or securities equal to the minimum ''initial margin'' requirement of the associated futures exchange. Subsequent payments for futures contracts (''variation margin'') are paid or received by the Fund daily, dependent on the daily fluctuations in the value of the contracts, and are recorded for financial reporting purposes as unrealized gains or losses. When contracts are closed, the Fund realizes a gain or loss which is reported in the Statement of Operations.

The use of futures contracts involves, to varying degrees, elements of market and counterparty risk which may exceed the amounts recognized in the Statement of Assets and Liabilities. Changes in the value of the futures contract may not directly correlate with changes in the value of the underlying securities. This risk may decrease the effectiveness of the Fund's strategies and potentially result in a loss. At June 30, 2003, there were no open futures contracts.

5. SECURITIES LENDING

Pursuant to exemptive relief granted by the Securities and Exchange Commission (''SEC'') and the terms and conditions contained therein, the Fund may lend its securities through its securities lending agent, Boston Global Advisers (BGA) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. The loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Fund bears the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.

Both the Fund and BGA receive compensation relating to the lending of the Fund's securities. The amount earned by the Fund for the six months ended June 30, 2003 is reported parenthetically on the Statement of Operations. A portion of this amount, $10, represents compensation earned by the Fund from lending its securities to Goldman Sachs. For the six months ended June 30, 2003, BGA earned approximately $200 in fees as securities lending agent for the Fund. At June 30, 2003, the Fund loaned securities having a market value of $259,900 collateralized by cash in the amount of $278,000, which was invested in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware Statutory Trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940 and is managed by GSAM. The Enhanced Portfolio invests in high quality money market instruments. The Fund bears the risk of incurring a loss from the investment of cash collateral due to either credit or market factors. At June 30, 2003, there were no outstanding securities on loan to Goldman Sachs.

6. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. The committed facility also requires a fee to be paid by the Fund based on the amount of the commitment which has not been utilized. During the six months ended June 30, 2003, the Fund did not have any borrowings under this facility.

Notes to Financial Statements (continued)

June 30, 2003 (Unaudited)

7. ADDITIONAL TAX INFORMATION

As of the Fund's most recent fiscal year end December 31, 2002, the Fund's capital loss carryforward and certain timing differences on a tax basis were as follows:

Timing differences (Post October Losses)	$ (3,452,525)
Capital loss carryforward	(56,757,349)
Capital loss carryforward years of expiration	2008-2010

At June 30, 2003, the Fund's aggregate security unrealized gains and losses based on a cost for U.S. federal income tax purposes were as follows (using prior year tax information):

Tax Cost	$70,897,473
Gross unrealized gain	15,223,993
Gross unrealized loss	(667,765)
Net unrealized security gain	$14,556,228

The difference between book-basis and tax-basis unrealized gains (losses) is attributable primarily to wash sales.

8. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Six Months Ended June 30, 2003 (Unaudited)		For the Year Ended December 31, 2002	
	Shares	Dollars	Shares	Dollars
Class A Shares				
Shares sold	222,810	$ 1,416,931	904,696	$ 6,584,099
Shares repurchased	(1,299,383)	(8,190,416)	(2,783,372)	(19,279,799)
	(1,076,573)	(6,773,485)	(1,878,676)	(12,695,700)
Class B Shares				
Shares sold	72,515	452,537	379,045	2,717,380
Shares repurchased	(384,314)	(2,349,860)	(1,281,258)	(8,562,931)
	(311,799)	(1,897,323)	(902,213)	(5,845,551)
Class C Shares				
Shares sold	143,821	890,234	622,245	4,509,100
Shares repurchased	(343,090)	(2,131,048)	(1,318,831)	(8,839,705)
	(199,269)	(1,240,814)	(696,586)	(4,330,605)
Institutional Shares				
Shares sold	30,232	183,811	418,828	3,030,950
Shares repurchased	(547,742)	(3,554,520)	(739,683)	(4,859,798)
	(517,510)	(3,370,709)	(320,855)	(1,828,848)
Service Shares				
Shares sold	2,933	18,000	41,297	304,088
Shares repurchased	(7,288)	(48,024)	(16,083)	(109,173)
	(4,355)	(30,024)	25,214	194,915
NET DECREASE	(2,109,506)	$(13,312,355)	(3,773,116)	$(24,505,789)

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

	Net asset value, beginning of period	Income (loss) from investment operations			Distributions to shareholders	Net asset value, end of period
		Net investment income (loss)[(c)]	Net realized and unrealized gain (loss)	Total from investment operations	From net investment income	
FOR THE SIX MONTHS ENDED JUNE 30, (Unaudited)						
2003 - Class A Shares	$ 6.27	$ 0.01	$ 0.66	$ 0.67	$ —	$6.94
2003 - Class B Shares	6.16	(0.01)	0.65	0.64	—	6.80
2003 - Class C Shares	6.15	(0.01)	0.64	0.63	—	6.78
2003 - Institutional Shares	6.33	0.02	0.67	0.69	—	7.02
2003 - Service Shares	6.24	0.01	0.66	0.67	—	6.91
FOR THE YEARS ENDED DECEMBER 31,						
2002 - Class A Shares	7.92	0.01	(1.66)	(1.65)	—	6.27
2002 - Class B Shares	7.84	(0.04)	(1.64)	(1.68)	—	6.16
2002 - Class C Shares	7.82	(0.04)	(1.63)	(1.67)	—	6.15
2002 - Institutional Shares	7.96	0.04	(1.67)	(1.63)	—	6.33
2002 - Service Shares	7.90	—[(d)]	(1.66)	(1.66)	—	6.24
2001 - Class A Shares	8.93	—[(d)]	(0.99)	(0.99)	(0.02)	7.92
2001 - Class B Shares	8.89	(0.06)	(0.99)	(1.05)	—	7.84
2001 - Class C Shares	8.88	(0.06)	(0.99)	(1.05)	(0.01)	7.82
2001 - Institutional Shares	8.96	0.03	(1.00)	(0.97)	(0.03)	7.96
2001 - Service Shares	8.93	(0.01)	(0.99)	(1.00)	(0.03)	7.90
FOR THE PERIOD ENDED DECEMBER 31,						
2000 - Class A Shares (commenced April 3)	10.00	0.04	(1.11)	(1.07)	—	8.93
2000 - Class B Shares (commenced April 3)	10.00	—[(d)]	(1.11)	(1.11)	—	8.89
2000 - Class C Shares (commenced April 3)	10.00	—[(d)]	(1.12)	(1.12)	—	8.88
2000 - Institutional Shares (commenced April 3)	10.00	0.13	(1.17)	(1.04)	—	8.96
2000 - Service Shares (commenced April 3)	10.00	0.06	(1.13)	(1.07)	—	8.93

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than a full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
(b) Annualized.
(c) Calculated based on the average shares outstanding methodology.
(d) Less than $.005 per share.

Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
				Ratio of expenses to average net assets	Ratio of net investment income (loss) to average net assets	
10.69%	$34,626	1.25%[b]	0.33%[b]	1.61%[b]	(0.03)%[b]	30%
10.39	24,436	2.00[b]	(0.41)[b]	2.36[b]	(0.77)[b]	30
10.24	22,608	2.00[b]	(0.41)[b]	2.36[b]	(0.77)[b]	30
10.90	2,873	0.85[b]	0.72[b]	1.21[b]	0.36[b]	30
10.74	777	1.35[b]	0.24[b]	1.71[b]	(0.12)[b]	30
(20.83)	38,013	1.26	0.11	1.48	(0.11)	81
(21.43)	24,066	2.01	(0.64)	2.23	(0.86)	81
(21.36)	21,711	2.01	(0.64)	2.23	(0.86)	81
(20.48)	5,863	0.86	0.52	1.08	0.30	81
(21.01)	729	1.36	0.03	1.58	(0.19)	81
(11.03)	62,896	1.24	—	1.45	(0.20)	102
(11.78)	37,711	1.99	(0.74)	2.20	(0.95)	102
(11.85)	33,089	1.99	(0.74)	2.20	(0.95)	102
(10.78)	9,933	0.84	0.42	1.05	0.21	102
(11.15)	723	1.34	(0.09)	1.55	(0.30)	102
(10.70)	64,396	1.24[b]	0.63[b]	2.03[b]	(0.16)[b]	77
(11.10)	34,538	1.99[b]	(0.03)[b]	2.78[b]	(0.82)[b]	77
(11.20)	25,640	1.99[b]	(0.05)[b]	2.78[b]	(0.84)[b]	77
(10.40)	11,787	0.84[b]	1.87[b]	1.63[b]	1.08[b]	77
(10.70)	533	1.34[b]	0.94[b]	2.13[b]	0.15[b]	77

(This page intentionally left blank)

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **Goldman Sachs Asset Management, L.P**. and other units of the **Investment Management Division** of Goldman Sachs serve a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $335.8 billion in assets under management as of June 30, 2003 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results

- **Global Resources and Global Research**
- **Team Approach**
- **Disciplined Processes**

Innovative, Value-Added Investment Products

- **Thoughtful Solutions**
- **Risk Management**

Outstanding Client Service

- **Dedicated Service Teams**
- **Excellence and Integrity**

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- **Asia Growth Fund**
- **Emerging Markets Equity Fund**
- **International Growth Opportunities Fund**
- **Japanese Equity Fund**
- **European Equity Fund**
- **International Equity Fund**
- **CORE[SM] International Equity Fund**

Domestic Equity Funds
- **Small Cap Value Fund**
- **CORE[SM] Small Cap Equity Fund**
- **Mid Cap Value Fund**
- **Concentrated Growth Fund**
- **Growth Opportunities Fund**
- **Research Select Fund[SM]**
- **Strategic Growth Fund**
- **Capital Growth Fund**
- **Large Cap Value Fund**
- **Growth and Income Fund**
- **CORE[SM] Large Cap Growth Fund**
- **CORE[SM] Large Cap Value Fund**
- **CORE[SM] U.S. Equity Fund**

Specialty Funds
- **Internet Tollkeeper Fund[SM]**
- **CORE[SM] Tax-Managed Equity Fund**
- **Real Estate Securities Fund**

Asset Allocation Funds
- **Balanced Fund**
- **Asset Allocation Portfolios**

Fixed Income Funds
- **High Yield Fund**
- **High Yield Municipal Fund**
- **Global Income Fund**
- **Core Fixed Income Fund**
- **Municipal Income Fund**
- **Government Income Fund**
- **Short Duration Tax-Free Fund**
- **Short Duration Government Fund**
- **Ultra-Short Duration Government Fund**
- **Enhanced Income Fund**

Money Market Funds[1]

[1] An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Goldman Sachs Research Select Fund[SM], Internet Tollkeeper Fund[SM] and CORE[SM] are service marks of Goldman, Sachs & Co.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.   32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
Investment Adviser

Visit our internet address: www.gs.com/funds

The reports concerning the Fund included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Fund in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Fund, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Fund. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

Holdings are as of June 30, 2003 and are subject to change in the future. Fund holdings of stocks or bonds should not be relied on in making investment decisions and should not be construed as research or investment advice regarding particular securities.

The Fund may participate in the Initial Public Offering (IPO) market, and a portion of the Fund's returns consequently may be attributable to its investments in IPOs, which may have a magnified impact due to the Fund's small asset base. As the Fund's assets grow, it is probable that the effect of the Fund's investment in IPOs on its total return may not be as significant.

Of course, no assurance can be offered that the Fund's tax-managed strategies will reduce the amount of taxable income and capital gains distributed by the Fund to shareholders. Withdrawals from the Fund are taxable. Since the Fund features tax-managed strategies, it may not be a suitable investment for IRAs or other tax-exempt or tax-deferred accounts. Potential investors are strongly encouraged to consult with their tax advisors to determine whether a tax-managed product is suitable for their investment portfolio.

CORE℠ is a service mark of Goldman, Sachs & Co.

Goldman, Sachs & Co. is the distributor of the Fund.

03-1325 / CORETXSAR / 5.2K / 08-03

ITEM 2.   CODE OF ETHICS.

        Not applicable to semi-annual reports for the period ended June 30, 2003.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

        Not applicable to semi-annual reports for the period ended June 30, 2003.

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

        Not applicable to semi-annual reports for the period ended June 30, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

        Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

        Not applicable.

ITEM 8.   [RESERVED]

ITEM 9.   CONTROLS AND PROCEDURES.

        (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing date of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

        (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half-year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 10.   EXHIBITS.

        (a)   Not applicable to semi-annual reports for the period ended June 30, 2003.

        (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

        (b)   Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

        Attached here to

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
President/Principal Executive Officer of
Goldman Sachs Trust

Date: August 14, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke
_____

Kaysie P. Uniacke
President/Principal Executive Officer of
Goldman Sachs Trust

Date: August 14, 2003

By: /s/ John M. Perlowski
_____

John M. Perlowski
Treasurer/Principal Financial Officer of
Goldman Sachs Trust

Date: August 14, 2003